Exhibit 99.1

Enlivex Announces Receipt of Delisting Notice from Nasdaq; Intends to Appeal

Nes-Ziona, Israel, Oct. 27, 2026 (GLOBE NEWSWIRE) -- Enlivex Ltd. (Nasdaq: ENLV) ("Enlivex" or the "Company"), a quality longevity company powered by a prediction markets treasury, today announced receipt of a delisting notification dated October 26, 2026 (the “Delisting Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (“Nasdaq”), stating that the closing bid price of the Company’s ordinary shares during the 30 consecutive business days prior to October 22, 2026 did not meet the $1.00 minimum bid price requirement in accordance with Nasdaq Listing Rule 5550(a)(2). Because the Company effected a reverse share split within the preceding 12 months, the Company is not entitled to a 180-day period to regain compliance with the minimum bid price requirement.

The Company plans to appeal (the “Appeal”) the Nasdaq staff’s delisting determination by timely filing a request for oral hearing before the Nasdaq Hearings Panel (the “Panel”) pursuant to Nasdaq Listing Rule 5815. Such Appeal hearing request will result in a stay of any suspension or delisting action pending the Appeal hearing, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. The Company cannot provide assurances that the Appeal will ultimately be successful and that its ordinary shares will continue to trade on the Nasdaq Capital Market following the hearing.

In an effort to regain compliance with Nasdaq listing rules and provide support for the Appeal, the Company has effected a 1-for-16 reverse split of its ordinary shares, which will become effective today.

About Enlivex (Nasdaq: ENLV)

Enlivex is a quality longevity company powered by a prediction markets treasury. The Company is advancing Allocetra™, an advanced clinical-stage immunotherapy targeting inflammatory conditions associated with aging, with a primary focus on age-related osteoarthritis. In addition to its clinical programs, Enlivex operates a prediction markets treasury strategy built around the Rain protocol, the leading decentralized prediction markets infrastructure on Arbitrum. This dual strategy combines the development of quality longevity therapeutics with exposure to the emerging prediction markets ecosystem.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by words such as "expects," "plans," "projects," "will," "may," "anticipates," "believes," "should," "would," "could," "intends," "estimates," "suggests," "target," "has the potential to," "goal," "on track," and other words of similar meaning, including statements relating to the Company's cost reduction plan, including the expected reductions in operating expenses and cash burn, the expected timing and amount of related restructuring charges, and the Company's ability to fund its operations; the Company's need for, and ability to obtain, additional financing; the progress, enrollment, design and expected timing of completion of the Company's Phase 2b clinical trial of ALLOCETRA™; the expected timing of topline six-month data from the Phase 2b trial; the potential benefits of RMAT designation; the anticipated benefits of the Company's digital asset treasury strategy; the assets to be held by the Company; the expected future market, price, trading activity, and liquidity of the RAIN token; the Company's plans for value creation and strategic positioning; market size and growth opportunities; regulatory conditions; competitive position; future financial condition and performance; expected clinical trial results; market opportunities for the results of current clinical studies and preclinical experiments; and the effectiveness of, and market opportunities for, ALLOCETRA™ programs. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the risk that the cost reduction plan may not achieve the anticipated savings, may take longer than expected to implement, or may result in unanticipated costs or disruptions, including to the conduct of the Phase 2b trial; the risk that the Company will be unable to obtain additional financing on acceptable terms, or at all, to fund the Phase 2b trial through topline data; risks related to the timing of patient enrollment and the conduct, completion and results of clinical trials; the risk that results of earlier clinical trials, including the Phase 1/2a trial, may not be predictive of results of later trials, including the Phase 2b trial; the risk that RMAT designation may not result in a faster development or regulatory review process and does not increase the likelihood of regulatory approval; the risk that the Company may not obtain regulatory approval for ALLOCETRA™ on the anticipated timeline or at all; the risk of failure to realize the anticipated benefits of the Company's digital asset treasury strategy; changes in business, market, financial, political, and regulatory conditions; risks relating to the highly volatile nature of the price, trading volume, and liquidity of RAIN and other cryptocurrencies; the risk that the price and liquidity of the Company's ordinary shares may be correlated with the price or liquidity of the digital assets it holds; risks related to increased competition in the industries in which the Company operates; risks relating to significant legal, commercial, regulatory, and technical uncertainty regarding digital assets generally; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; and those risks and uncertainties identified in the Company's filings with the Securities and Exchange Commission. The forward-looking statements in this press release speak only as of the date of this document, and the Company undertakes no obligation to update or revise any of these statements, except as required by applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Ltd.

shachar@enlivex.com